FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: February 6, 2009

Exhibit Index

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

CHINA SUNERGY ANNOUNCES RESIGNATION OF CFO DUE TO PERSONAL

REASONS, EFFECTIVE MARCH 31, 2009

NANJING, China, February 6, 2009 — China Sunergy Co., Ltd. (“China Sunergy”) (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that Kenneth Luk, Chief Financial Officer, has resigned effective March 31, 2009, with a need to return to Hong Kong for family reasons. Mr. Luk has served as CFO of China Sunergy since December 17, 2007. He will remain available in an advisory capacity to the Company for a certain period of time after his resignation becomes effective. In the meantime, an external search for a new CFO has been initiated.

“Kenneth has been an essential part of the management team since he came on board and I am personally grateful to him for his leadership, expertise and dedication,” remarked Dr. Allen Wang, Director and CEO of China Sunergy. “Kenneth has made significant contributions to the company in the past year, particularly in the areas of cash management, internal controls and investor relations. His knowledge and executive strengths are exceptional. Under his leadership, China Sunergy’s finance department has become a more effective and capable team, and Kenneth will be greatly missed.”

“Although on a professional level this has been a difficult choice to make, personal and family reasons have led to my decision to return to Hong Kong,” commented Kenneth Luk. “I am privileged to have had the opportunity to work with China Sunergy, and I am proud of what we have achieved together. I will continue working closely with my team in the next few months in order to ensure a smooth transition. Although the industry as a whole is now in a difficult situation, I honestly believe that China Sunergy’s prospects for success are bright and I wish the Company all the best in the future.”

About China Sunergy Co. Ltd

China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy”) is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com .

For further information contact:

Peter Schmidt

FD Asia

Tel: +86-10-8591-1953

Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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